

April 27, 2026

Oren Hershkovitz
Chief Executive Officer
Enlivex Ltd.
14 Einstein Street
Ness Ziona
Israel 7403618

   Re: Enlivex Ltd.
     Registration Statement on Form F-3
     Filed April 21, 2026
     File No. 333-295215

Dear Oren Hershkovitz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Drew M. Altman, Esq.